UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A
(Amendment No.1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-5273-1

STERLING BANCORP/STERLING NATIONAL BANK 401(K) PLAN
(Exact name of registrant as specified in its charter)

Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901
(845) 369-8040
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Sterling Bancorp/Sterling National Bank 401(k) Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

This Amendment to Form 15 (the “Amendment”) is being filed to withdraw by amendment the original Form 15 filed on June 30, 2014, that, as a result of clerical error, was mistakenly filed under an incorrect Central Index Key number. The Amendment is also filed to clarify further that the original Form 15 was not intended to affect the reporting obligations of Sterling Bancorp, a Delaware corporation, successor to Sterling Bancorp, a New York corporation or its 401(k) plan with continuing reporting obligations under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sterling Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 3, 2014	Sterling Bancorp/Sterling National Bank 401(k) Plan
By: Sterling Bancorp, a Delaware corporation (as
successor by merger to Sterling Bancorp, a New York
corporation), its Administrator

		By:	/s/ Luis Massiani
		Name:	Luis Massiani
		Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.